REDBUS INTERHOUSE plc

Masters House
107 Hammersmith Road
London W14 0CH

Tel: +44 (0) 20 7603 1515
Fax: +44 (0) 20 7603 8448

info@interhouse.redbus.com
www.interhouse.redbus.com

Securities Exchange Commission
Office International Corporate Finance
Room 3045
450 Fifth Street NW
Washington DC 20542
USA

02060314

08 October 2002

SUPPL

Dear Sirs

REDBUS INTERHOUSE PLC (THE "COMPANY")
REFERENCE NUMBER : 82-3341

To the members of the Commission:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Act"), we enclose a copy of the information described below in connection with exemption from the registration requirements of the Act initially established through the Company's submission of July 14, 1992.

Name of Report	When Made or Required to be Made Public	By Whom or Required to be Made Public
Announcement	5 September 2002	Redbus Interhouse PLC
Announcement	6 September 2002	Redbus Interhouse PLC
Announcement	12 September 2002	Redbus Interhouse PLC
Announcement	30 September 2002	Redbus Interhouse PLC
Announcement	7 October 2002	Redbus Interhouse PLC

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Yours sincerely

Amanda Mason

news

WEBER SHANDWICK | SQUARE
FINANCIAL COMMUNICATIONS | MILE

Monday 7th October 2002

REDBUS INTERHOUSE PLC

("the Company")

Purchase of shares by Director

The Company was advised today that John Porter, the Executive Chairman of the Company, purchased 150,000 ordinary shares on 3 October at 4 pence each. Following this purchase, John Porter has interests in a total of 31,897,679 ordinary shares, representing approximately 21.1% of the Company's issued share capital.

Enquires:

Weber Shandwick Square Mile 020 7950 2800
Terry Garrett / Josh Royston
sqmile@interhouse.redbus.com

news

WEBER SHANDWICK FINANCIAL COMMUNICATIONS | SQUARE MILE

Monday 30th September 2002

REDBUS INTERHOUSE PLC

("the Company")

Director Change

The Company announces that Kevin Neal will be stepping down from his position as Managing Director with immediate effect due to ill health. Kevin, 52 was a founder member of the business, and we would like to thank him for his contribution to the Group. Kevin will remain a non-executive director of the Company until 31 December 2002 allowing us to draw from his invaluable experience in the industry whilst considerably reducing the time and pressure constraints on Kevin.

We hope that Kevin makes a full and speedy recovery and wish him all the best for the future. His duties will be split between John Porter, Executive Chairman and Mike Tobin, Sales Director.

Enquires:

Weber Shandwick Square Mile 020 7950 2800
Terry Garrett / Josh Royston
sqmile@interhouse.redbus.com

news

WEBER SHANDWICK FINANCIAL COMMUNICATIONS | SQUARE MILE

Friday 6 September 2002

REDBUS INTERHOUSE PLC

("the Company")

The Company announces that the following directors have today been granted options to acquire the following number of ordinary shares in the Company at a price of 4 pence:

1. Michael Tobin, Sales and Marketing Director, 3,000,000 shares; and

2. Carl Fry, Finance Director, 500,000 shares.

news

WEBER SHANDWICK FINANCIAL COMMUNICATIONS | SQUARE MILE

REDBUS INTERHOUSE PLC

("the Company")

Purchase of shares by director

On 12 September 2002 the Company was advised that John Porter, the Executive Chairman of the Company purchased 500,000 ordinary shares on 11 September 2002 at 4 pence each. Following this purchase, John Porter has interests in a total of 31,747,679 ordinary shares, representing approximately 21.0% of the Company's issued share capital.

news

WEBER SHANDWICK | SQUARE
FINANCIAL COMMUNICATIONS | M I L E

Under embargo until 07.00am, Thursday 5 September 2002

Redbus Interhouse plc ("Redbus Interhouse" or "the Company")

Announcement of results for the 6 months ended 30 June 2002

Highlights

- First half turnover increased by 20% over last year
- Third quarter turnover expected to show a significant increase over last year with July and August ahead by over 50%
- Madrid facility to be closed with expected reduction in costs in 2003 of £2.25 million
- Progress made towards disposal of the Nashville property with the future prospect of realising better than book value of £1.8 million and release of escrow monies of £2.8 million
- Cash £8.8 million at 30 June 2002, excluding £2.8 million held in escrow

John Porter, Executive Chairman, commented:-

"Our plan to focus on revenue growth and cost consolidation has been fully implemented.

In contrast to a difficult overall market, we are showing substantive year on year gains.

The decision to close the Madrid facility shows our commitment to maintaining a tight cost base and delivering a group that is EBITDA positive."

Enquiries:

Redbus Interhouse plc **020 7001 0000**
John Porter, Executive Chairman
pr@interhouse.redbus.com

Weber Shandwick Square Mile **020 7950 2800**
Terry Garrett/Josh Royston
sqmile@interhouse.redbus.com

Chairman's Statement

Results

The operating results for the half year demonstrate the progress that is being achieved in building the Group's recurring revenue base in what continues to be difficult market conditions. Turnover increased by 20% to £5,527,000 compared with the comparable period last year. Encouragingly, this increase in turnover continued in July and August with those months showing a combined increase over last year in excess of 50%.

EBITDA for the half year was a loss £6,617,000, with the second quarter loss being similar to the first quarter despite the impact of opening the Prague facility at the beginning of the second quarter.

At 30 June 2002, cash stood at £8,802,000, which excludes the cash held in escrow relating to the Nashville property and other cash deposits made in support of bank guarantees for property lease obligations.

Business Review

As announced in May 2002, the Group has produced a plan designed to focus on revenue growth and cost consolidation. This plan has been fully implemented. As noted above, turnover performance has already improved notwithstanding continuing difficult market conditions. It is pleasing that we are showing such substantive growth year on year in contrast to the flat markets elsewhere in the technology sector and, in particular, within telecoms. This turnover growth is consistent with achieving our key operating goal of reaching EBITDA positive within 15 months.

The success in increasing turnover is notable. I would like to congratulate our new Sales & Marketing director and Country Managers for this achievement. The momentum that has been achieved is in contrast to the rest of our sector.

As referred to in the first quarter results, certain facilities have been under review where EBITDA expectations may be unacceptable. Following from this a decision has been taken to close the Madrid facility. Cost savings from the closure are expected to arise with effect from the fourth quarter of this year and in 2003 they are expected to amount to approximately £2.25 million. The focus on the EBITDA prospects of other facilities continues with the same rigour.

Other planned measures to reduce costs have been implemented with the benefits already apparent. Facility operating costs are now under direct local control of the Country Managers. Their performance targets also reflect accountability for costs and, as a consequence, facility operating costs are now subject to very close examination.

Progress continues towards the eventual disposal of the Nashville, USA property. An important condition, before which the release of the escrow monies cannot be triggered and the property cannot be sold, was recently satisfied. Other conditions remain and these are receiving close attention. The escrow monies total £2.8 million and the Board continues to believe that a disposal price in excess of the property's book value of £1.8 million can be achieved.

As recently announced, our Prague facility was significantly affected by flooding. The facility is insured, including business interruption coverage, and an assessment of the damage is currently being prepared. With regard to the litigation relating to the Luxembourg site, there is again nothing further to add to the position set out in the trading statement released in May 2002.

Outlook

I would like to thank shareholders for their support at the recent Extraordinary General Meeting and the management team reciprocate that commitment.

In summary, our business has been fully adjusted to an IT market that may remain depressed for a significant period. We aim to grow our business despite the difficult conditions.

John Porter
Executive Chairman
5 September 2002

REDBUS INTERHOUSE PLC
Group Profit and Loss Account
for the 6 months ended 30 June 2002

	Notes	3 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Turnover - continuing operations		2,903	5,527	4,609	9,311
Cost of sales		(7,405)	(14,532)	(4,681)	(67,003)
Provision for impairment of tangible fixed assets	2	-	-	-	(50,165)
Other exceptional items	2	-	-	-	(2,788)
Other cost of sales		(7,405)	(14,532)	(4,681)	(14,050)
Gross loss		(4,502)	(9,005)	(72)	(57,692)
Administrative expenses		(2,290)	(4,360)	(4,242)	(10,247)
Exceptional items	2	-	-	(726)	(970)
Other administrative expenses		(2,290)	(4,360)	(3,516)	(9,277)
Operating loss	3	(6,792)	(13,365)	(4,314)	(67,939)
Share of associate's operating loss	2	-	-	(100)	(100)
Interest receivable and similar income		132	310	2,063	2,902
Interest payable and similar charges		(2)	(8)	(29)	(49)
Loss on ordinary activities before taxation		(6,662)	(13,063)	(2,380)	(65,186)
Taxation on loss on ordinary activities		-	-	(19)	25
Loss for the financial period		(6,662)	(13,063)	(2,399)	(65,161)
Loss per share:					
Basic and diluted loss per share	4	(4.42)p	(8.66)p	(1.59)p	(43.2)p
Adjusted loss per share	4	(4.42)p	(8.66)p	(1.04)p	(7.4)p
EBITDA loss before exceptional items		(3,309)	(6,617)	(1,550)	(7,729)

REDBUS INTERHOUSE PLC
Group Statement of Total Recognised Gains and Losses
for the 6 months ended 30 June 2002

	3 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Loss for the financial period	(6,662)	(13,063)	(2,399)	(65,161)
Currency translation differences	376	318	136	103
Total recognised losses for the financial period	(6,286)	(12,745)	(2,263)	(65,058)

REDBUS INTERHOUSE PLC
Group Balance Sheet at 30 June 2002

	Notes	30 June 2002 £'000 Unaudited	30 June 2001 £'000 Unaudited	31 December 2001 £'000 Audited
Fixed assets				
Tangible assets	5	20,966	43,250	24,629
Current assets				
Debtors: due within one year	6	12,232	8,077	9,868
Debtors: due after one year	6	4,956	5,677	5,974
Cash at bank and in hand		8,802	61,843	22,152
		25,990	75,597	37,994
Creditors: amounts falling due within one year	7	(9,156)	(6,967)	(10,565)
Net current assets		16,834	68,630	27,429
Total assets less current liabilities		37,800	111,880	52,058
Creditors: amounts falling due after more than one year		(9)	(66)	(19)
Provisions for liabilities and charges		(2,054)	(1,354)	(3,559)
Net assets		35,737	110,460	48,480
Capital and reserves				
Called up share capital		1,509	1,509	1,509
Capital redemption reserve		46	46	46
Share premium account		102,528	102,197	102,526
Other reserve		14,306	14,306	14,306
Profit and loss account		(82,652)	(7,598)	(69,907)
Equity shareholders' funds	9	35,737	110,460	48,480

REDBUS INTERHOUSE PLC
Group Cash Flow Statement
for the 6 months ended 30 June 2002

	Notes	3 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Net cash outflow from operating activities	8	(5,603)	(10,710)	(3,706)	(8,123)
Returns on investments and servicing of finance		130	302	2,034	2,853
Taxation		22	(20)	(158)	(275)
Capital expenditure and financial investment		(1,391)	(3,085)	(22,492)	(58,279)
Cash outflow before financing		(6,842)	(13,513)	(24,322)	(63,824)
Financing		(73)	(155)	(115)	(271)
Decrease in cash in the period		(6,915)	(13,668)	(24,437)	(64,095)

Notes

1. Basis of consolidation

On 5 April 2000 the Company, then named Horace Small Apparel plc, became the legal parent company of Redbus Interhouse Limited in a share-for-share transaction. Due to the relative values of the companies, reverse acquisition accounting was adopted as the basis of consolidation.

2. Exceptional items

	3 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2001 £'000 Unaudited	Year ended 31 December 2001 £,000 Audited
Included in cost of sales:				
Provision for impairment of tangible fixed assets	-	-	-	(50,165)
Provision for onerous property leases	-	-	-	(2,296)
Provision for redundancy costs	-	-	-	(220)
Share option compensation charge	-	-	-	(272)
	-	-	-	(2,788)
Included in administrative expenses:				
Provision for redundancy costs	-	-	-	(89)
Abortive fund raising costs	-	-	(726)	(640)
Abortive acquisition costs	-	-	-	(241)
	-	-	(726)	(970)
Included in share of associate's operating loss:				
Goodwill write-off	-	-	(100)	(100)
Net exceptional items	-	-	(826)	(54,023)

3. Operating loss

This is stated after charging or (crediting):

	3 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
National insurance on share options	(6)	(21)	(1,098)	(1,485)
Foreign exchange differences	12	-	376	949

4. Loss per share

The basic and diluted loss per share for the 6 months ended 30 June 2002 is based on the loss for the financial period of £13,063,000 (6 months ended 30 June 2001 - £2,399,000; year ended 31 December 2001 - £65,161,000) and on the weighted average number of ordinary shares in issue during the period of 150,760,228 (6 months ended 30 June 2001 - 150,835,063; year ended 31 December 2001 - 150,863,203).

The adjusted loss per share has been calculated to give a fairer presentation of trading performance and for the 6 months ended 30 June 2001 is based on the adjusted loss for the financial period of £1,573,000 prior to the exceptional expense of £826,000. The adjusted loss for the financial year ended 31 December 2001 is based on the adjusted loss for the financial period of £11,138,000 prior to the provision for impairment of tangible fixed assets of £50,165,000 and other exceptional expenses of £3,858,000.

5. Tangible fixed assets

	Plant and equipment £'000 Unaudited	Property £'000 Unaudited	Other £'000 Unaudited	Total £'000 Unaudited
Net book value:				
At 1 January 2002	21,652	1,952	1,025	24,629
Additions	2,191	-	592	2,783
Depreciation charge	(6,507)	(20)	(221)	(6,748)
Currency translation differences	402	(115)	15	302
At 30 June 2002	17,738	1,817	1,411	20,966

An impairment review of plant and equipment was carried out at 31 December 2001 and a further review will be conducted at 31 December 2002.

6. Debtors

	30 June 2002 £'000 Unaudited	30 June 2001 £'000 Unaudited	31 December 2001 £'000 Audited
Amounts falling due within one year:			
Cash held in escrow account	2,758	3,031	2,931
Trade debtors	3,250	1,614	2,472
Rental deposits	964	1,036	22
Value added tax recoverable	2,814	2,329	2,904
Other	2,446	67	1,539
	12,232	8,077	9,868
Amounts falling due after more than one year:			
Rental deposits	4,956	5,677	5,974

7. Creditors

	30 June 2002 £'000 Unaudited	30 June 2001 £'000 Unaudited	31 December 2001 £'000 Audited
Trade creditors	4,668	3,039	4,528
Deferred Income	1,850	1,134	1,910
Accruals	2,208	1,451	3,628
Other	430	1,343	499
	9,156	6,967	10,565

8. Notes to the Group Cash Flow Statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	3 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Operating loss	(6,792)	(13,365)	(4,314)	(67,939)
Provision for impairment of tangible fixed assets	-	-	-	50,165
Depreciation	3,483	6,748	2,038	6,287
Profit on disposal of tangible fixed assets	-	-	-	(6)
Exceptional items	-	-	-	2,605
Share option compensation charge	-	-	318	803
Increase in debtors	(1,424)	(1,346)	(355)	(2,443)
(Decrease)/Increase in creditors and provisions	(870)	(2,747)	(1,393)	2,405
Net cash outflow from operating activities	(5,603)	(10,710)	(3,706)	(8,123)

b) Analysis of movement in net funds

	3 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Decrease in cash in the period	(6,915)	(13,668)	(24,437)	(64,095)
Cash outflow from decrease in finance leases and hire purchase financing	73	157	165	322
Change in net funds resulting from cash flows	(6,842)	(13,511)	(24,272)	(63,773)
Currency translation differences	376	318	136	103
Movement in net funds in the period	(6,466)	(13,193)	(24,136)	(63,670)
Net funds at the beginning of the period	15,173	21,900	85,570	85,570
Net funds at the end of the period	8,707	8,707	61,434	21,900
Net funds analysed as follows:				
Cash at bank and in hand	8,802	8,802	61,843	22,152
Obligations under finance leases and hire purchase contracts	(95)	(95)	(409)	(252)
	8,707	8,707	61,434	21,900

9. Reconciliation of movement in equity shareholders' funds

	3 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2002 £'000 Unaudited	6 months ended 30 June 2001 £'000 Unaudited	Year ended 31 December 2001 £'000 Audited
Loss for the financial period	(6,662)	(13,063)	(2,399)	(65,161)
Share option compensation charge	-	-	318	803
Currency translation differences	376	318	136	103
Stamp duty accruals not required	-	-	-	329
New shares issued	-	2	50	51
Net movement in equity shareholders' funds	(6,286)	(12,743)	(1,895)	(63,875)
Opening equity shareholders' funds	42,023	48,480	112,355	112,355
Closing equity shareholders' funds	35,737	35,737	110,460	48,480

10. Financial information

The financial information for the periods ended 30 June 2002 has been prepared on the basis of the accounting policies set out in the accounts for the year ended 31 December 2001. The financial information for the periods ended 30 June 2002 and 30 June 2001 is unaudited and does not constitute full accounts within the meaning of the Companies Act 1985. The financial information for the year ended 31 December 2001 has been extracted from the full accounts for that year, which has been delivered to the Registrar of Companies. The auditors report was unqualified and did not contain statements under Section 237 (2) or (3) of the Companies Act 1985.